UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Southeastern Asset Management, Inc.
Transcript of
May 10, 2011 Presentation to Shareholders of Longleaf Partners Funds
Important Disclosure Information
Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year periods ended May 31, 2011 are as follows: Longleaf Partners Fund, 25.18%, 1.98%, 5.33%; S&P 500 Index, 25.95, 3.32%, 2.64%; Longleaf Partners Small-Cap Fund, 29.14%, 7.33%, 9.70%; Russell 2000 Index, 29.75%, 4.70%, 6.88%; Longleaf Partners International Fund, 26.48%, 2.44%, 5.30%; EAFE Index, 30.69%, 1.73%, 5.35%. Fund returns and those of these unmanaged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Past performance information includes periods during which the Funds used currency hedging as an investment strategy. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or visit www.longleafpartners.com for more current performance information or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Funds’ Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.
Employees of Southeastern Asset Management are required to limit their public equity investments to the Longleaf Partners Funds, unless granted an exception.

Southeastern Asset Management — May 10, 2011	Page 2
Mason Hawkins
On behalf of the Trustees of the Longleaf Partners Funds and all of our associates at Southeastern Asset Management, it’s again a great privilege to welcome you. We’re grateful not only for your efforts to be here today, but more importantly, for your trust and significant investments. We’re especially grateful to those who have been our partners since 1987, when the Funds were started. So this is the twenty-fourth consecutive year we’ve had the opportunity to review Longleaf’s progress with shareholders.
Next, as has been customary, it’s my honor to introduce Longleaf’s Trustees. Their numerous qualifications are delineated in the Funds’ most recent prospectus. Your most capable Board members and the years they have served are: Rex Deloach who chairs the audit committee, eight years (applause), Mars Child, 10 years (applause), your Chairman, Perry Steger, 10 years (applause), Dan Connell, 14 years (applause), Chad Carpenter, 18 (applause), Barham Ray, 19 years (applause), and last but not least, Steve Melnyck, 20 years (applause). They’re exemplary stewards of your assets and terrific owner-operators. To remind you, Longleaf’s Trustees are required to invest their Board compensation into the Funds. At the end of April, they collectively owned $19.4 million of Longleaf. So, you can bet, Rex, Mars, Perry, Dan, Chad, Barham and Steve are paying attention, asking all the tough questions, and properly performing their fiduciary duties.
Last year’s meeting focused on our research team and the contributions of three of its members. Jason Dunn reviewed the investment case for Aon, the world’s largest insurance broker. Ken Siazon presented Cheung Kong, K. S. Li’s Hong Kong based conglomerate, and Scott Cobb entertained us, giving his thesis for Accor, the French hotel and services company. In the subsequent 12 months, Aon purchased Hewitt and delivered a 26.1% return compared to the S&P’s 16.8%. Cheung Kong produced a 30.1% return versus EAFE’s 23.2%. And, Accor spun off their voucher business, Edenred, and the two combined produced a 26% return compared to EAFE’s 23.2%. Jason, Ken, and Scott have continued to work tirelessly and, I might add, productively.
This year, two other talented members of our research team, Ross Glotzbach and Josh Shores, will discuss companies they recommended for investment in the Funds and that also have led performance for Small-Cap and International.
As we reviewed in the Longleaf Partners Funds’ annual report, our good returns in 2010 occurred amidst significant stock price volatility. Using the EAFE index as a proxy, global equity prices moved more than 6%, from high to low, in 10 of the 12 months last year. In May alone, stocks swung an astounding 19% from high to low when many market makers turned off their computers. This market schizophrenia was hugely beneficial to Longleaf owners and allowed us to sell 12 of our holdings at or near appraised value and purchase 16 new positions at less than 60 percent of our assessment of their corporate worth. Said differently, this abnormal volatility enabled us to capture significant gains when stocks approached our appraisals, de-risked the portfolios, and then improved prospective returns when we reinvested in stocks selling at large discounts from their corresponding business values.

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Many in the academic and consulting worlds believe that volatility equals risk. That is to say, the more variance stocks have, either to their own past or that of the market, the greater the investment risk. Thus, the efficient market theorist, using statistical measures such as standard deviation or BETA, would have told you that DTV on May 6 was much riskier at $31 than it had been that same day at $38 and likely would have avoided investing because it was “too volatile.” That’s simply silly, crazy thinking. The intelligent investor, however, knew the value of the business, and that purchasing it at $31 was much less risky than buying it at $38. At the lower price, he or she was receiving more subscribers, revenues, free cash flow, and earnings for the same capital investment, i.e., there was a much larger margin of safety of value over the purchase price and thus, less risk.
We’ve communicated many times that we believe there are six fundamental requirements to becoming a successful long-term investor. One — a sound philosophy, i.e., a roadmap for good decision making. Two — an extensive search strategy. Three — the ability to value businesses, assess managements, and weigh corporate competitive advantages. Four — discipline to say no to non-qualifiers. Five - patience to wait for the right opportunity. Six — courage to make significant investment at “the point of maximum pessimism” or when almost no one agrees with you.
Stock price volatility and irrational capital market behavior are prerequisites for these disciplines. Volatility produces opportunity. Without it, the intelligent investor can’t purchase industry leading companies within Graham’s required margin of safety. You and we, of course, do welcome and embrace Mister Market’s irrationality and his mispricings. 2010’s volatility not only helped us deliver good results last year, it permitted us to build a stronger foundation for future returns.
Not rain, flood, nor the Oklahoma City Thunder can stop Lee Harper, who will now review the Funds’ recent performance. Let’s hope she doesn’t take us into a third overtime like the Grizzlies did last night. Lee. (applause)
Lee Harper
Well, thank you all for coming and, as Mason alluded to, several of the speakers today were still in the FedEx Forum at about 12:30 or 12:45 this morning, so you will excuse us if we’re not quite as sharp as we normally are.
As Mason said, market volatility produces opportunity, not risk, when an investor knows the intrinsic worth of his or her businesses. 2010 was highly productive, as Mason said, for all three Funds, in terms of volatility enhancing the portfolios. We’re also happy to report that the market recognized many significant growing business values during the year and produced great performance.

Southeastern Asset Management — May 10, 2011	Page 4
You can see in the first slide that in 2010, all three Funds had strong absolute returns that exceeded our absolute annual goal of inflation plus ten. Partners was up 17.9%, Small-Cap up 22.3%, and International up 13.7%. These great results can cause people to forget how much volatility there was, as Mason mentioned, during that 12-month period. Because we were confident in our appraisals, we could take advantage of that short-term volatility. We sold and trimmed more fully valued names when prices rose early in the spring and then again late in the year, and we bought during the late spring through the early fall when stocks were trading down. The overall result was quite rewarding. Our portfolios have continued to bear the fruit of the activity. Year to date, in the first four months of this year, all three Funds are up nicely. Domestic results have been stronger than the International — Partners up 10.8, Small-Cap up 12, and International Fund up 5 — in part because we’ve seen major dislocations in overseas markets. Scott and Ken are going to talk later about how those international pressures have affected our opportunity set.
Because of the greater opportunity overseas, we have found more new qualifiers in the International Fund this year than in the other two Funds, and the portfolio is more attractively priced than the other two Funds, trading at 60% or in the low 60% range of appraised value. Even so, the Fund is up this year nicely.
A critical part of our success is having investment partners who share our long-term time horizon. Falling prices are not risky if we’re not forced to sell into the declines. Buying at what Mason said and Sir John Templeton first coined, the points of “maximum pessimism”, is only possible if, 1) you know what your businesses are worth, and 2) your time horizon is years rather than the next few months.
During the most extreme stock decline in our lifetimes, 2008, our clients trusted our ability to appraise businesses and shared our long-term time horizon. This partnership enabled us to be buyers in a market that was starved for liquidity. Rather than being forced sellers at the worst time, which would in fact have caused volatility to turn into permanent losses, Southeastern opportunistically improved the portfolios with the net inflows we received during that year from our clients. Buying at such steeply discounted prices did not increase risk — in fact, it increased return and decreased risk. You can see that from when the Funds hit their lows on November 20th of 2008, the returns from that point have been incredibly strong and well above the indices for each Fund, almost doubling in the case of the International Fund and up more than 150 percent in the two domestic Funds.
Two and a half years, though, is not a very long time frame. Ten year measuring periods are much more meaningful. Our long-term partners have benefitted over the last decade as each Fund has outperformed its benchmark. This chart shows the cumulative results that Longleaf has had over the last decade. For 24 years, Southeastern has managed the Longleaf Funds using the same approach and discipline. Our process has been successful across three different universes over multiple long periods of time. There are enough data points to confirm that our success has not been random or simply luck. Admittedly, there have been times over the last three decades when it looked as if we’d lost our ability or the world had changed against our value investing discipline and made it irrelevant. Undoubtedly, there will be similar periods in the future.

Southeastern Asset Management — May 10, 2011	Page 5
We encourage all of our partners to think about our results with a long-term perspective of at least ten years. Although long term, any single ten-year period can be dominated by a dramatic point in time such as a period like 2008. We think that a more meaningful assessment of the firm’s process and the managers of the Funds is found by analyzing multiple ten-year periods over the history of the Funds.
We looked at the rolling ten-year returns of each Fund since its inception, meaning from the point when then Fund started and was ten years old, at every quarter end, we looked at what those ten-year numbers were. The first line of the table shows you that there have been 56 quarters of ten-year returns for the Partners Fund, since it’s the oldest Fund; the Small-Cap has had 50; and International, the youngest Fund, has had ten. All three Longleaf Funds have delivered positive returns in every single ten-year period. Longleaf shareholders who have held the Funds for ten years or more through multiple periods of volatility have not lost money. Owners of the “less risky indices” cannot boast that same record.
Additionally, when we compare the ten-year returns of the Funds to their respective indices, Longleaf International outperformed the EAFE index in every single period, and the two domestic Funds outperformed in all periods except during the dot-com days from the late 90s through mid to late 2000. We all know how that bubble ended.
Southeastern’s success in managing the Longleaf Funds is attributable to five primary factors. Number one, we diligently strive to avoid businesses that could put our capital at risk and to partner with proven management teams whose objective is to grow value per share. Number two, we methodically do the deep analytic work to appraise every business we consider owning so that rational thought, not emotion or gut reaction to market movements, guides our decisions. Number three, we have the patience, the discipline, and the conviction to buy only when the company’s price is severely discounted. At the point when others might perceive a stock to be risky because it’s down, we find the best opportunities. Four, we have our skin in the game. If you work at Southeastern and you want to own stocks, the Longleaf Funds are your equity choice. The combination of our employees, our families, the Longleaf Trustees, our retirement plan, and our private foundation is collectively the Funds’ largest shareholder and Southeastern’s largest client. And five, you, the people here, our investment partners, make all the difference. Even if we are the best in the industry at numbers one and two, if we didn’t have clients who shared our long-term time horizon of decades and understood that volatility produces opportunity instead of risk, we would not be able to execute on number three. So, as your largest fellow shareholder, we thank you for your support and your long-term investment perspective.

Southeastern Asset Management — May 10, 2011	Page 6
One final note. In the course of the next few quarters, we’re trying to improve the presentation of the information we deliver to our clients to make things more informative, more thorough, and easier to read. You see a glimpse of what’s to come in your first quarter report that’s in the packets that you got today. We will continue our redesign efforts over the next few months, and we’ll culminate that hopefully with the launch of our new web site in mid-July. Please let us know as you look through this information and as you have other considerations of things that you’d like to see differently, let us know how we can improve our communications to you, because we always strive to be better at communicating with our investment partners.
Staley’s now going to give you an overview of the research work that we’re doing at Southeastern. (applause)
Staley Cates
Thank you all for coming out, and I will be discussing several things related to research and to the broader investment team before you hear from several other researchers. One thing that all of us in this room as Longleaf holders are happy to see are favorable mentions in the business press about our Funds. However, the most common inaccuracy in many of those articles is a failure to recognize our entire team. Mason and I get more recognition that we deserve and everyone else here basically doesn’t get enough. Ken and Scott are titled as our International co-portfolio managers, so the more you get to know them, the more you will understand our team’s decision making. So you heard from them last year and will again this year. But Josh Shores who lives in London is an increasingly important part of that International team and he will be up here shortly to discuss one of the names where he is the lead analyst. From our U.S. team, you heard from Jason last year. This year, you’ll hear from Ross who, along with Jason, is critical to all of our research, not just domestic names.
Keep in mind that when we refer to analysts as “domestic” or “international,” it is more shorthand for where they live than it is functional, because every analyst is in on every decision. We view ourselves internally as just one team making both domestic and international decisions, albeit from three different geographies. All eleven researchers are on each weekly Wednesday call and we all receive every report handed out by every analyst. On a name like Cheung Kong, Ken covers it out of Asia obviously, yet Ross helps cover their majority owned Husky Oil, in Canada, while Josh is most knowledgeable about their 3G in Europe because of his primary work on Vodafone.
We highlighted another example of teamwork blurring geographic lines in the annual letter, which 12 or 13 of you may have read, regarding the initiation of our HRT position. Ken originated the idea at a meeting in Asia. Josh, working from London, got involved almost more as a devil’s advocate, not originally inclined favorably towards the idea. But the more Josh worked on it, the more both he and Ken were excited by HRT meeting our criteria. Then Ross, who is technically our best analyst in energy, got involved from Memphis, asking good, hard questions and comparing this in every way to our existing energy names. Some of the founding shareholders of HRT were longtime friends and trusted peers of Mason’s and mine, so we were able to help on that leg work. And finally, through some of our oil and gas investees, we were able to do even more digging on the HRT business case and management team.

Southeastern Asset Management — May 10, 2011	Page 7
In other research team news, we had a major addition to the team since we saw you last. Jim Thompson, who was with Southeastern for 11 years before retiring in 2007, has rejoined us, for which we are extremely grateful and happy. When Jim retired from Southeastern, we had a consulting agreement which in our minds kept him part of our team. But MacKenzie Cundill Investment Management in Canada was wise enough to hire him to succeed Peter Cundill, which unfortunately for us, meant the end of the business relationship, or so we thought. So instead of cruising in long-term retirement mode, Jim developed talents and took on responsibilities that made him even more valuable than he had been under our consulting deal. Later, when it became possible to hire Jim back, we jumped on it. He rejoins us with both research and client responsibilities. On the research side, we already finish each other’s sentences, so he’s a seamless and experienced fit with the group. As for time he spends on the client side, even that will help the research department in circumstances where another researcher is freed up by Jim’s handling of a client meeting. Please stand up, Jim, and let us cheer for you. Where are you? (applause) There he is. His move was really because we wanted to get Cindy back to Memphis — that was all made up.
In addition to research, there are some incredibly important partners at Southeastern who may not be in research per se but who are critical to investment success. I would start with Richard Hussey. Richard is titled COO, but his job is far more comprehensive than that. He runs almost everything day-to-day about our company, and he even chips in with research help on some of our technology related holdings because of his past role as Chief Technology Officer. Richard has given me personally the luxury of being able to focus only on research because he handles business operations much better than I do or would. The only people happier than I about Richard’s awesome performance are all 48 of our non-research employees, all of whom would much rather work for him than me. For the researchers and Lori Averill, it’s tough darts, because Richard can’t save them. Richard’s excellence in his job tangibly contributes to the Longleaf investment outcomes.
Two other partners who deserve mention for specific work in 2010 aren’t in research but were and are vital to certain Longleaf investments. Andy McCarroll in legal covers so many bases for us that it’s hard to convey. The ACS-Hochtief drama, which spilled into this year, took up massive legal time, and getting our arms around HRT in Brazil also meant a lot of legal work in several different new kinds of territory. Andy has spent incredible amounts of productive time on Level 3, which has unique issues because we own so much of that company.
A second busy area for Longleaf has been in taking a couple of large options positions, and on all things options related, senior trader Jeff Engelberg is indispensable. He is a great pure trader, but he is also a great quant and gives us goggles in evaluating aspects of these trades that we were lacking before his arrival. I’m sorry there’s not enough time to document the contributions of Jim Barton, Deborah Craddock, Doug Schrank, Ken Anthony, Mike Wittke, Steve McBride, and Andrew Wylie, but just take away from here the fact that a good number of key non-research personnel are working incredibly hard on your behalf.

Southeastern Asset Management — May 10, 2011	Page 8
A last shout-out goes out to our client base. Never in Longleaf’s history have our clients contributed more to our success than they did in 2010. Clients like Radar Partners out of San Jose and New York were an incredibly helpful resource on more than a handful of current and prospective names, and we all benefitted from the various skill sets of their principals, Kevin Compton, Doug Mackenzie, and Andy Bugas. Three other clients — Tom Arthur, Andy Cates who is the tall, dorky guy that’s here somewhere I saw walking around, and Scott Reiman — went on the Pioneer Board in late 2008 when that stock was $16, and earlier this year the stock hit $100. Pioneer was the Partners Fund’s biggest winner in 2010 and the second biggest contributor in the Small-Cap Fund in 2010. We would never shortchange Pioneer’s CEO, Scott Sheffield, and his management team by suggesting that these three guys created all that value, but Scott and the rest of his board would definitely tell you that these three were very positive contributors to the capital discussion and the entire board gelled very well together rather than spending time fighting each other.
Clients are also helping geographically with some of our foreign clients providing great insights and contacts for our international research. Smart clients are the best research source of all because they are usually willing to help and are obviously very much vested to help us get to the right answer. At Longleaf, we are constantly cognizant of monitoring size so that it doesn’t become something that can hurt performance. But being large also has major research benefits, and our client contact list is one of them. These episodes highlight that while we think we are better than most at doing the work required to appraise corporate intrinsic values, we know that our client base has often developed an expertise in certain industries and in knowledge of certain management teams that are better than ours. So we’re asking separate account clients and Fund holders to think of yourselves as the resource that you are and let us know if you have a particular insight into a business with a tangible long-term edge or a top manager of the ilk that Warren Buffett praises. This is not a call for all stock ideas per se. We actually already get plenty of those. But this is a call more for experience and knowledge in a particular industry that would help Longleaf if you’re willing to give that help. We set up an email for that purpose and it’s ideas@LongleafPartners.com.
Now I want to introduce Ross Glotzbach and he will be followed by Josh, and then Scott and Ken will, in effect, kick off our Q & A by answering some frequently asked questions about international events.

Southeastern Asset Management — May 10, 2011	Page 9
Ross Glotzbach
When we started thinking seriously about the department store retailer Dillard’s in the summer of 2007, it didn’t seem to score highly on Southeastern’s key criteria of business, people, and price. On the business, the consensus was that Dillard’s was a loser and a tough industry to own heading into a recession. On the people, the Dillard family has spent the last decade shrinking same store sales and margins, doing a really bad acquisition, and continuing to open unprofitable stores and own their own real estate when their peers chose to lease. There was also no chance that someone would buy out the company because the Dillards controlled things and didn’t seem willing to sell. So, the price didn’t even matter to a lot of people, and the few Wall Street analysts then covering the company that was headquartered in Little Rock hated it. Here’s some sample report headlines from Wall Street from around the time when we invested: “Sinking and Alone”, “Earnings Roller Coaster Heading Down”, and “Earth to Little Rock”. So that all sounds pretty terrible, but as a good investor once said, “100% of the information you have about any business reflects the past, and 100% of the value of that business depends on the future”. We soon came to realize that Dillard’s actually had a lot to like on business, people, and price.
On the business, Dillard’s owns the vast majority of its stores, and most of them are in strong malls in big cities or in more rural areas where Dillard’s is the premium place to shop. Its real estate is highly valuable and provides a solid base that will be there, even if things go wrong. Sometimes other analysts would realize this too, but they just say it didn’t matter because the company should trade at a discounted P/E ratio versus its peers. Or they just say it didn’t matter, because the company would never sell out. We also compared the operating metrics at Dillard’s to those of its competitors and found that they had a ton of room to improve free cash flow generation by doing simple things like cutting out unnecessary advertising and turning their inventory at reasonable rates.
On the people, we learned the Dillard family themselves could be good partners. First and foremost was that they, along with the company’s retirement plan, were big owners of the company’s stock. They had done some good things on the capital allocation front, like buying back stock at good prices and selling their credit card business smartly. We were able to learn from industry contacts and others that the Dillards were good people in general. Two smaller activist investors, the Barington Clinton Group, had earlier in 2007 tried to get Dillard’s to do some stuff that made sense, so having that going on too couldn’t hurt. Finally, we got to meet CEO Bill Dillard and later his brother, Alex, and came away convinced that they both got the importance of growing value per share and were willing to admit when they’d made mistakes in the past.
On price, Dillard’s was just really cheap. When we appraised the company’s real estate at conservative values, we got to 60 to 70 dollars plus per share after deducting the company’s manageable net debt. This compared to a high teens stock price. We were able also to come out to much higher values than that price by looking at the company’s potential earnings power and applying a low multiple to it.

Southeastern Asset Management — May 10, 2011	Page 10
After we invested, Barington Clinton threatened a proxy fight in early 2008. Southeastern filed a 13D in order to speak more freely with everyone, and eventually an agreement was reached wherein Barington Clinton got two of its nominees elected to the board. In addition, Dillard’s accepted Southeastern’s recommendation to fill two other board seats with Jim Haslam, of Pilot in Knoxville, and Brad Martin of Memphis and formerly Saks. Dillard’s issued a press release which we helped write. It contained the following key statement: “Dillard’s is committed to reviewing whether the company’s real estate assets and capital are being optimally deployed to prudently build the most value per share for long-term owners. Specifically, the company plans to close underperforming stores in order to rationalize real estate as soon as possible, will cut unnecessary costs, and subject all future commitments for new stores to strict return on capital requirements that will be set by the board and management”.
Good things began to happen. For example, Dillard’s sold an excess corporate jet at the peak of the market and used the proceeds to buy back shares. They have also held true on their word to halt unprofitable new store developments, and unnecessary costs have been cut in a major way. Unfortunately, when the financial crisis hit in late 2008, Dillard’s got punished like a lot of companies out there and went all the way down to under $3 a share. But because they were prepared, they made it through. Some executives and board members even bought shares themselves in the depths of the tough times.
So what’s happened since then? As we expected, there was a lot of room to run the stores better. Even though sales have declined since our initial purchase, free cash flow per share has grown strongly from negative $1 per share in 2007 to over $6 per share currently. While this $6 per share might not grow a ton, it has staying power, and recent trends are encouraging. So Dillard’s is trading over a 12% free cash flow yield, even after it’s gone up over 15 fold from the low to today’s price of just over $48.
On the real estate, earlier this year Dillard’s announced they are creating a REIT that will help to unlock this value down the road. We sold some shares after this was announced, but only because Dillard’s had gotten way overweight in the Small-Cap Fund. When you compare their 12% after-tax free cash flow yield to REITs that trade today at mid-single digit yields on pre-tax cash flow, Dillard’s has much more room to run. Most importantly for the future, a lot of the $6 per share free cash flow has been and probably will be going to share repurchase. This will grow free cash flow per share and value per share in a low risk way. I kind of wish I weren’t up here talking so that we could keep Dillard’s a secret and be the only shareholders along with the family and other employees in a few years if the company maintains its current rate of repurchase, as they were buying in shares at a pace of over 25% annualized last quarter.
But if the rest of Wall Street eventually catches on, and the stock price goes way up, that’s not too bad either since it’s still the fifth largest position in the Small-Cap Fund today. In fact, one of the Wall Street firms quoted at the beginning of my talk recently and probably grudgingly, published a research note entitled, “Clearly Understands What Needed to be Done and Should be Given Credit for its Progress to Date”.
I also want to give credit because this one has been a real team effort. Everyone on our research team pitched in with help throughout the way and articulated to the Dillards what we are about here at Southeastern. Jim Haslam deserves a big thanks for taking time out from his very busy schedule, and we are especially indebted to Brad Martin for his initial help and continuing service on the board.

Southeastern Asset Management — May 10, 2011	Page 11
Finally and most importantly, the Dillard family and management were the ones who actually got this done. So thank you to Bill and Alex Dillard, CFO James Freeman, and everyone else there we haven’t gotten to meet yet. We are proud to be your partners and excited about the future.
And now Josh Shores will talk about Vodafone.
Josh Shores
Good evening. I’ve been asked to talk about the case for Vodafone and to keep it to three to five minutes, which is a very difficult proposition, as you can see, for any of these research guys who spend massive amounts of time researching any one of these companies. We could probably talk for more like hours, so I’m going to try very hard to keep this down to three to five minutes.
So Vodafone is actually the largest wireless company in the world by revenue and one that we’d been aware of obviously for a long time. But for various reasons, Vodafone had been ignored by the markets and kind of mispriced for a while up until we started looking at it in early 2010. We initiated this position about a year ago in the International Fund because two key things had changed. One, there was a relatively new management team who had come in with a different mandate for Vodafone. They were looking at slimming down the non-core assets and focusing on the core operating business where Vodafone had a competitive advantage. This is something that past management had had very little focus on, being much more focused on building the footprint and growing the empire. So the market had discounted the shares of Vodafone, accordingly, because there was a belief that management wasn’t worried about value per share or worried about creating value for shareholders, but was more worried about the size of the company and the geographic footprint. As we heard noises about how that was starting to change under new management led by CEO Vittorio Colao, we started to become very, very interested. And notably, the price of Vodafone at the time, because of all these non-core assets that the market wasn’t giving any credit for, was trading at where we like to typically buy things, about 60 percent of what it was worth on a conservative appraisal.
And so why was the market not paying any attention? Well, Vodafone owns 45% of Verizon Wireless, which obviously Verizon owns the other 55%. Verizon Wireless had stopped paying a dividend to Vodafone back in 2005, so the market, with its short-term view, was saying, even though you own 45% of arguably the best wireless asset in the United States, we’re not going to give you any credit for that because you don’t receive any cash flow. And at the same time, they (Vodafone) were at loggerheads with Vivendi over SFR, a jointly controlled mobile business in France, along with a lot of incremental assets in China Mobile and other things. The belief was that these would continue to lay foul on the balance sheet and not create any value. So we were aware of all this coming in but noticed that things were starting to change.

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At the same time, things were changing in the business environment for the mobile world because, as we all know, historically prices dropped as you got more and more buckets of minutes and more and more texts for the same amount of money or even less. This is because throughout the late ‘90s and early 2000s, massive overcapacity was developed in the wireless industry. Anytime there’s overcapacity, you’re going to have price competition to try to get people into your pipes because the mobile industry is essentially pipelines through the air using spectrum. So Vodafone was able, even though it had the best network with Verizon Wireless out there, had to compete with all these fourth and fifth tier players who were competing on price to try to fill up their pipes. So that meant units were doing this [going up] but prices were doing this [going down]. All that started to change about, two years ago with the advent of smart phones, because these use four, five, six times as much bandwidth capacity as just a mobile phone. So we were watching this massive growth in data, this flood of data demand, that was quickly actually filling up the pipes that previously had only been 10 or 15% utilized.
So as we looked at the fundamentals of the business changing with new management that was actually committed to creating shareholder value, we became very, very interested. The appraisal was very conservative, because even though the business fundamentals seemed to be improving, it’s still not something that we’re going to give credit for until we really can see it. So we were valuing this more like a utility, kind of a 10 to 11 times free cash flow, and still it was trading at 60 cents on that figure with big optionality if this data growth story really plays out, and that 10 to 11 is actually worth 12 or 13 times. So we were being very conservative in our appraisal in coming out with a kind of core geography value on an ADR basis, and I’ll use the ADR basis because I’m speaking to a U.S. crowd here, of about $26 per share. And the non-core assets, the non-controlled minority interests like VZW and SFR and the others, were about $16 per share. So against that $42 total, you had $8 in debt for a $36 appraisal on a $20 to 21 price. That $20 to 21 was about 6 or 7 times free cash flow if you looked through all of the different stakes of all the different businesses. So a 15% free cash flow yield, at a time long bonds were at 3%. We were looking at this straight off saying, well this is absolutely a no-brainer with excellent people in place.
So the people were really the key. This is another example that’s been mentioned a couple times, on Southeastern’s edge. The network that Southeastern has developed over the last 36 years, nearly four decades, is just invaluable. And so through this network, we were able to talk to past investees, like Verizon and Vivendi who are on the other side of Verizon Wireless and SFR, and also to multiple industry experts, some of which came from clients of Southeastern, as Staley had mentioned, who can be excellent research sources. So from all of these perspectives, we were able to affirm the case of what was happening in the industry and, at the same time, because of Southeastern’s size and reputation, we were able to get to management of Vodafone, which is actually, as you can imagine, for the largest revenue mobile phone company in the world, not a simple task. We were able to meet with CEO Vittorio Colao and CFO Andy Halford and confirm from their perspective what we were hearing and reading about the market and the improvements in the industry and also the commitment to realize value per share for shareholders and get out of these non-core assets.

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So we said, we’re going to take this position and didn’t get quite as much of it as we would like, because unfortunately the market started to realize, some of these things right when we did. But we still got a decent chunk, and since then, management has done exactly what they said. They’ve sold SFR, sold China Mobile, and realized over $23 billion in value on just those three sales and have earmarked all that to buy back about 8% of the company and to pay down debt. So they’ve been true to their word, created value per share, focused on core geography where they really have an edge long-term. And the one big nut out there still is VZW where we expect the dividend should begin flowing from that sometime in 2012. Once those dividends start flowing again, you’re talking about a 50% uplift in distributable free cash flow. And so today, Vodafone is still trading at about a 13% free cash flow yield. It’s mid 70 cents on that 10 to 11 utility type of multiple, which we think is very conservative and could be low, with great people who have really confirmed their credentials, and a still attractive price.
So we still very much like the story, are happy to be there, and thank each of you, because as has been mentioned, it’s the long-term shareholders in Longleaf that give us the ability to make these investments where we’re looking out three to five years while the market’s focused on one year. So thank you for coming tonight, thank you for that trust and that commitment. So now I’ll introduce Scott to kick off the Q & A.
Scott Cobb
I too have been limited to three to five minutes, especially after last year. But they’ve asked me to speak on what we’re getting a lot of questions about when we see clients, and that’s macro, specifically the Middle East, and the European sovereign debt crisis, and how that’s presenting opportunities for us. What comes to mind to me initially is that, Southeastern’s process has never changed, and it won’t change. And you’re able to layer that process on the short-term opportunities that arise when you get a lot of fear in the market. That’s what we’re seeing now.
So in the Middle East, we have that core principle of preserving capital. So I would imagine it’s a pretty high hurdle rate for us to make a direct investment. I’m not saying it would never happen, but in a Middle Eastern country, you’re worried about the rule of law. You’re worried about maybe the government stealing your assets, etcetera. But we have exposure through companies like Accor, Carrefour, Cemex, who have assets in those countries. So we’re very much exposed to that growth and those great economic characteristics that will develop over the next 20 – 25 years in those countries. So it’s about looking for opportunity. So an example would be, when there’s the revolution in Egypt, and they shut down the Cairo stock market, and people are looking through to a company like Cemex, and they say, “Well Cemex has assets there”. They might hit Cemex stock price by 10 – 12% but the assets that are at risk there, (it’s not a zero) the total assets might be 5 or 6% of value. It’s an overreaction, and Southeastern’s able to take advantage of that short-term volatility and establish a long-term position.

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In terms of Europe, which I think is more interesting, there have been a lot of opportunities that have developed, in particular, recently Ferrovial. Ferrovial is a company that is domiciled in Spain, and if you dialed it up on Bloomberg or you just did a Google search on the company, you would very quickly see it’s a construction business. If you dug a little deeper and you look at the balance sheet, you see it has a massive amount of debt. You might say, “Well what’s Southeastern doing owning a Spanish construction company with a bunch of debt?” Well, only 30% of its business is in Spain, and 70% that’s ex-Spain are really primarily a toll road in Canada, the 407 in Toronto, and London’s Heathrow Airport. Those are arguably two of the best infrastructure assets in the world, and Ferrovial has a majority stake in both those assets.
The business in Spain is construction and waste management. Now this isn’t construction where they’ve gone and built a bunch of residential houses on the coast of Spain, and they’re just sitting there empty. This is civil works infrastructure construction where they’re building high speed trains, roads, bridges, tunnels, airports. Just like in the 1930s when the U.S. was going through the Great Depression, and the government was trying to stimulate the economy through infrastructure projects, Spain’s doing the same thing. So activity is certainly down on the 2006, 2007 levels, but you’re still seeing that civil works business stabilizing. It will grow in the near term, we think. The other business is waste management, and it really doesn’t matter what the economy does. You know, human beings throw a lot of stuff away, and you need somebody to come collect it and take it away. It’s just a stable business that generates a lot of cash.
So that’s the business, and we had the opportunity to acquire this business at a discount to our value because of this macro overlay — because nobody wanted to touch anything in Spain, certainly not construction and certainly not anything with a lot of debt. What’s interesting about the balance sheet and about the debt there is that it’s all non-recourse to the parent company. It’s actually held against the assets. So for example, the 407, the toll road in Toronto, all the debt’s in Canadian dollars sitting over there in Canada. They have some U.S. toll roads which are financed by U.S. debt. Heathrow which is really BAA, British Aviation Authority, has pound debt against it. When you look through, they don’t have any Euro debt, and more importantly, the parent company had 500 million Euros net cash and that net cash is in the hands of Rafael del Pino who owns 45% of the business, has a phenomenal track record of creating tremendous value for shareholders, and he will deploy that capital in a very intelligent way to protect us.
So it’s just another example very quickly of how Southeastern’s able to layer our investment process on these opportunities that arise because of macro worries, and we have many other examples that I’m happy to answer once we get to the Q & A. I think Ken’s going to come up now and discuss how we’re seeing a similar situation in Asia.
Ken Siazon
Thanks, Scott. So let me, let me just address some questions about Japan that have recently been asked. So there’s no doubt that Japan has greatly been affected by the earthquake and the tsunami, and the subsequent nuclear issues. As expected, the market has reacted strongly in the days following the disaster, which actually created an opportunity for us to actually make a new investment in Japan.

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I was struck by how the Japanese people reacted to a natural disaster with a sense of can-do purpose and resolve that contrasts to the breakdown in law and order that you see in other situations. At the company level, this discipline and resolve has translated into a remarkable recovery of the business operations in many of our Japanese investments, so with the exception of NKSJ, the natural disaster has not actually affected the intrinsic values of our Japanese investments. It’s been widely feared that the Japanese insurer, NKSJ, which is our largest position in Japan and one of our largest in the International Fund, has been badly affected by the natural disaster. The actual value loss is more like 5%, compared to a 19% move in the stock price. Let’s examine this in more detail.
NKSJ believes the net payouts related to the earthquake will be about ¥57 billion, which is $700 million. That contrasts to our initial estimate of a net payout of ¥100 billion. This ¥57 billion, when you compare it to our appraisal, is really only 2% of our appraisal. When you take the ¥57 billion payout plus the affect of the mark to market of the equity securities that NKSJ holds, we think that the appraisal is down about 5%. Compared to its capital, they have more than enough capital to cover anticipated claims, which are also capped by the government’s stop loss program. That means that the government will cover any amount greater than ¥124 billion that NKSJ would pay out, and that contrasts to about ¥750 billion of NKSJ catastrophe reserves. Payouts are, of course, also limited by re-insurance. Longer term, we think that the pricing for insurance coverage will improve, which should benefit NKSJ’s profitability. Also let’s remember that NKSJ actually just announced that they’re going to be paying out a dividend, so they feel comfortable that they have more than enough capital to suffer any natural disaster of this magnitude. While NKSJ remains significantly under-valued, we have trimmed our position in NKSJ from a significant overweight to fund more new investments, including in Japan.
With regards to the other Japanese investments, Olympus suffered little impact to its value. Less than a third of the value is actually in Japanese sales. Although the company’s endoscope plant is in Fukushima, it stopped operations for a few weeks and it’s actually up and running, and production is forecast to return to normal this summer. In summary value build has been hit this year for Olympus, but we don’t believe there is any long-term impact on the value or the competitive position of the company.
With regard to the other Japanese investment in our portfolio, Seven Bank, about 3% of the ATMs did in fact get knocked out during the earthquake and tsunami. But many of them were knocked out because of the lack of power rather than the ATMs actually getting destroyed, and currently less than 1% are actually out of service. I think more important is that transaction volumes have actually increased in March. They’re actually higher, six and a half percent higher in March than in February, and in April, they’re about 4 or 5% higher than in March. People are obviously withdrawing more cash from the ATM machines during times of uncertainty.

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Some of our non-Japanese investments were also marginally affected by the situation in Japan. The insurance companies, Fairfax and Everest Re, experienced low, single-digit, 2 or 3% short-term negative impact to their appraisals. Again, we think that the value growth should accelerate because prices will rise as capital has been taken out of the market. The insurance brokers, Aon and Willis, have no primary exposure, and our appraisals have not been impacted. In fact, we think that the brokers will benefit from the higher prices at high contribution margins, which will accelerate the broker value growth.
Liberty Media was marginally affected because they have the business in Japan, QVC Japan, whose operating cash flows, we believe, will be down double digits this year. But overall we’re talking about an appraisal going down by about 2% for the year.
Scott mentioned it. I think that short-term uncertainty often presents these compelling opportunities for long-term investors such as yourselves, and this is also happening in Japan. This market decline gave us the opportunity to buy Nitori, a low cost home furnishing retailer like Ikea, that benefits from economies of scale, supply chain efficiencies, and low cost overseas manufacturing, primarily in Asia. Nitori is actually a business that’s grown double digits despite decades of deflation amidst the shrinking retail industry. It is run by the founder, Akio Nitori, who has grown book value per share about 19% a year. It has huge returns on capital, about 20% versus a cost capital of 6 or 7%, which has a lot of profitable growth left in Japan and will benefit from a worsening economy and the yen strengthening. And it’s also, by the way, using 100 percent of the free cash flow to buy back stock and pay dividends. We also expect, of course, the rebuilding efforts in Japan to create additional demand beyond our initial estimates.
Lastly, you know, the nuclear meltdown in Japan has raised awareness of the down side of nuclear power and the attractiveness of natural gas. We believe that this will benefit gas based companies such as Chesapeake. That’s a brief update on Japan and the impacts on our investments. Thank you. (applause)
Mason Hawkins
We’ll be happy to answer any of your questions. We’re glad to see a lot of familiar faces out there and, it’s good to have Scott and Ken up here to help us answer those questions. If they can’t handle your tough questions, we’ve got lots of other partners in the audience that probably can. Kevin.
Q: I’m Kevin Anthony from Jackson, Mississippi, and my question’s for Mason and Staley. Warren Buffett has said that temperament is the most important quality of a successful investor. As I listen to you articulate the six fundamental traits of successful investing, it struck me that the final three — discipline, patience, and courage — are all part of what Mr. Buffett is talking about. This appears to be the area where most investors get into trouble. First of all, thank you for the outstanding investing temperament that you’ve had over the years and especially in the last three years. I have two questions. To what do you attribute your investing temperament, and in adding investment professionals to the firm, how do you ascertain whether or not candidates possess the requisite discipline, patience, and courage?

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Mason Hawkins
Wow, well first of all, I’d like to say those three attributes — discipline, patience and courage - are only managed well by having accurate appraisals. It’s hard to be patient and courageous with your capital if you don’t know the values of your businesses. So it all starts with getting your appraisals, done approximately correctly, and that’s something that we spend lots and lots of hours on, and the rest follows after that. So Staley, you want to talk a little bit about your views?
Staley Cates
We have not often been accused of being patient, but actually we can be patient in this investing world because if you buy a great company, and the value is building, then you’re not only turning price into value in some certain time. You really can’t be patient unless you can buy a great business. On the hiring part of that question, you know, we would layer on some other adjectives there — contrarian would be incredibly important and as part of that, in the process, we have to understand why an applicant is a contrarian. Tell us something about your life that shows it and proves it, not just I am really contrary, just like all of us are above average drivers, and all of our kids are above average. You’ve got to prove it. Also, somebody has to articulate their investment philosophy which, again, that part’s easy to do. But then they have to give us examples. It doesn’t have to be a stock. It could be real estate, art, or anything that they are invested in, and how does that line up to the philosophy, because that’s usually where you may see a breakdown. So that’s about it.
Mason Hawkins
I might add, you don’t know the answer for a number of years sometimes. But it’s good to start with people that are independent thinkers, that do their own work, draw their own conclusions based on that analytical exercise, and have proven, as Staley said, throughout their lives that they’ve acted on their own convictions. Yes, sir.
Q: If you would have a company that funds have been invested in for a while and say the CEO or some other top management officer would retire or leave the company, would that be a situation that you would look into whoever would replace that person, and, or would you just say, well the company is still the company overall and that wouldn’t affect things.

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Mason Hawkins
Well, we’ve said that we want every investment to qualify on business, people, and price. When the people change, we’re very vigilant. We want to know who’s going to be allocating that company’s capital, who’s going to make the operating decisions. You’ve heard us say in times past, you want a terrific operator and a very intelligent capital allocator, because the way they reinvest the free cash generation of the company greatly determines our future value. We would immediately check out this person’s past record, see what his operating history has been, and try to discern how good a capital allocator he or she has been over their past years. One of the great benefits of today’s internet world and all the tech that we have available at Southeastern is the immediate pulling up of past activities about the person. You want an honorable person, you want them to have demonstrated their prowess in the past, and you just can’t do too much checking about their character and how they’ve behaved in previous lives. So yes, it’s critical, and it’s not a given that the successor is going to be a terrific partner. It’s a dynamic process, this investing thing, and it’s important to monitor who the people are.
Staley Cates
One thing that makes that a great question is that it hits on some of our biggest screw-ups which have been on those successions where we would view somebody charitably because we like the existing CEO. We would kind of assume, therefore, their picked successor must be great, and we were wrong on a couple notable things in the portfolio right now. It’s something that we, in trying to learn from our mistakes all the time, as Mason said, that we bring a scrutiny to the way we would a new position.
Q: I have a question about the International companies. I’m aware that you don’t hedge anymore, but when you are valuing companies that are based overseas or whose revenues are overseas, do you adjust in any way for country specific issues like in discount rate or multiples of earnings and that kind of thing?
Mason Hawkins
Great question. Scott, you want to try? Ken?
Ken Siazon
Yeah, sure. For example, in Japan where long bond rates are very low, we use more like a 7% discount rate rather than let’s say in the U.S., we use a 9% discount rate. If we were to go the other way and go into a high inflation kind of economy, we would kind of adjust our discount rates upwards to reflect basically the differentials in inflation or risk premium.
Q: Two questions. Do you see any similarities between Dillard’s and Sears, hated companies with real estate assets where a chairman owns a lot of stock? And then secondly, if you could shed some light on your options position in Colgate, and why you chose to execute the options rather than not a straight equity position.

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Mason Hawkins
This is Ross’s territory, but I think there are more similarities between AutoZone and Dillard’s than Sears and Dillard’s. If you look at the two, we think Dillard’s can produce, as Ross said, a very consistent free cash flow coupon throughout time, and I’m not sure about that at Sears. I think it’s pretty predictable that AutoZone will sell wipers and batteries, and they’ve done a terrific job managing the capital production at AutoZone. I think that that message and that forty fold move in the stock price is not lost in Little Rock. The second part?
Staley Cates
... ... before leaving that one, two differences would have been Eddie kind of had his cult personality following him, so Sears really wasn’t nearly as cheap. But you’re right, kind of a similar theme there. The Dillard’s people, as Ross said, were scorned while Eddie was not, so the valuation difference was really meaningful there. You know, he had already done a lot of the real estate transactions there when we bought Dillard’s, so a lot of Dillard’s was still outright owned versus some of the plum stuff had already been sold at Sears. Ross, why don’t you talk some more? What else?
Ross Glotzbach
I remember in the summer of 2007, I valued them both. Just on price to value, Dillard’s was just significantly more attractive, and there were also a lot more things that needed to go right at Sears for it to be attractive like all these brands that they owned. You had to give that a lot of special value. Kmart was just a bunch of leases that might have some value, might not. Dillard’s was just qualitatively better as well, we thought.
Staley Cates
Wouldn’t it be fair to say too, some of the Sears locations were the giant mall acre types of spots that were way harder to repurpose than some of Dillard’s where they had some high quality locations but they were smaller, smaller parts that could be repurposed for other retailers.
Ross Glotzbach
Sears was so much bigger as well. It’s harder to liquidate something that’s so much bigger or liquidate enough of it to move the needle.

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Staley Cates
On the Colgate Palmolive, the reason that is in option form rather than straight owned, this was a very fast contribution by Jim Thompson in one of his first research meetings back where he heard us talking about the fact pattern, and said this lends itself to a risk reversal, which is this form of option lets you pay just a few bucks a share on what’s an $80 stock. There are unique things about Colgate Palmolive. One is it has a wider range than we’re used to of what it’s actual appraisal is, because when we put all of our longhand math and stuff you’ve heard us describe, we do get a number that’s a nice margin of safety from the price. But if a company like that actually got bought because of their emerging market positions and a couple other things, they’d go for a number way larger than we’re used to using. So one unique factor is you had this abnormal value range. The second is you have unusual stability there. Both the nature of the business — as Ross says, if you put the stuff in your mouth, customers are less likely to change that out. Their market shares are like 60% in emerging markets. Colgate Palmolive is thought of here [in the U.S.] as maybe a distant number two to P & G. Colgate is way ahead in some of the best emerging markets, and again, it’s not just solid and incredibly stable because the brands, but also because of the [market] shares. The third attribute is just very little downside in our opinion. We could debate what that true value is on the upside. On the downside, with a big yield, the nature of the business, great management team, huge share repurchase, the selling the put part of that risk reversal we thought had very, very little risk, and that’s almost a bring it on thing. In five years, we’d love to have that put exercised to us at $65. So for all these reasons, you could pay $3 net. If that stock were to go from $80 to our appraisal in five years of pushing $200, you’d would literally make all those dollars per share on your $3 that you paid out up front.
Mason Hawkins
To summarize, we bought a long $80 call and sold a $65 put. On either one of those options, we’re very happy to execute the optionality. We’d love to buy it outright with a lot of cash at $65 when we think the value will grow pretty uninterruptedly and consistently over the next 5 years.
Q: (no microphone) ... ... [Expect to see more options?]
Mason Hawkins
Well, we don’t know.
Staley Cates
It’s not an intentional thing. It really just kind of lent itself to it. So no, not per se. Another part of the Colgate options that was the volatility part of options pricing was very favorable in that window. That comes and goes. The kind of imbedded interest rate cost is incredibly advantageous right this minute. Those things can change all the time, so it’s just opportunistic.

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Mason Hawkins
Yes, in the very back on the left.
Q: This is ... from Memphis, Tennessee. I’m glad this is my second value investor meeting. Last week I went to Berkshire Hathaway and this week I’m very glad to see Warren Buffett of Memphis here. My question to you, sir. I respect your value investment philosophy. I was in Nebraska, people told me, hey, there is a gentleman next to your door. I said, yeah, I’m attending the meeting this week. Having said all that, sir, I have a couple of questions. When you look into that Warren Buffet investment philosophy, Graham clearly states in his, in his book, he look for like a quantitative features like a book value, one and half times the price earnings below 15 and long-term debt is below net 14 capital, those kind of quantitative things. Mr. Buffett look into the qualitative factors like more to own the business and managerial, it takes behind the scene. My question to you, sir. There are few companies that are growing really good but I was not convinced as a Warren Buffett philosopher, the companies like Medco, AutoZone, American Tower. Those are, those three companies growing tremendously. The thing is, when I look into the balance sheet, they have a ton of goodwill and a negative equity. The thing is, I make like 200 thousand dollar, 200 thousand a year, and my home is like one million dollars, and my debt, my market on my home is one point two million. That means I’m making 200 million, 200 thousand negative equity, but just because I’m making 200 thousand a year, the bank is giving me the loan and people betting on me. It looks similar to me that when I look at the Medco, AutoZone, and American Tower, how the investors valuing these companies and betting on these kind of companies when they have negative equity? Thank you.
Mason Hawkins
Well, you know, I have to apologize, I didn’t get it all, but I think the main point that you’re asking about is negative shareholders equity and how anyone could own it because it doesn’t quantify out. It doesn’t prove to be something that would support investment. First of all, accounting is based on historical cost, and many times there can be zero stockholders equity and huge intrinsic value. We have an experience that was maybe the most rewarding example of partnering with a terrific manager in Bill Stiritz with Ralston Purina where we were a shareholder for many years. Bill basically took out about 70% or so of the number of shares outstanding, and he bought those shares at each juncture at a big discount to the intrinsic value of the business. But because of the way the accounting works, the book value disappeared because he was buying it in at a great premium to GAAP book. So stockholders equity was a negative number for many years, and there was still huge free cash flow per share produced by the largest pet food company in the world at that time. So we encouraged him as he continued to shrink his shares outstanding at a discount. The appraisals continued to march north, value per share built almost every quarter, and at the end of that long trip, he sold this pet food company at a great premium to the market price in the end to Nestle, as you may remember. So the accounting obfuscated intrinsic value. As Ross alluded to, book value is everything that was invested historically in the company. Intrinsic value is the discounted free cash flow that will be produced in the future. So you want to concentrate as a good analyst, on the amount of free cash that will be produced going forward. Sometimes you can buy a lot of that free cash that’s already on the balance sheet so you don’t have to make forecasts and do DCFs, but the accounting legacy of historical cost — booking of assets, and writing them down — can many times distort economic value from accounting book numbers. So your challenge as an analyst is to plot the intrinsic value of the business through time, not to see what they might have paid hundreds of years ago. For example, when we owned Burlington Northern, there were six million acres of land on the books for zero because the government gave it to us. That land was not worth zero, but if you went to the accounting statements, the balance sheet carried them for nothing. Yes, in the middle here.

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Q: Hey. Campbell’s Soup — great business, great people, but what’s the price argument there? I’m curious.
Mason Hawkins
You’re the analyst — do you have a value? Questioner: Not off the top of my head. Mason: Well we’re not going to give you ours either. (laughter) That’s why you pay us a fee, and we do a lot of hard work on the analytical work. Clearly, it’s an industry leader. I’ll give you a clue. They’re losing money in China and Russia. There are many divisions that are a lot more valuable than soup on a per dollar of revenues, and it’s owned by a group of disparate family members. So you know, we will see when they turn a profit in the foreign markets. There was quite a bit of excess inventory carried over from the ‘08, ‘09 period, and some of that’s been removed. So in a normal market environment, you should see better pricing hopefully for their soup products and a lift of demand. Wall Street’s just focused on the last few quarters, in my opinion. But it’s one that we can understand. Ross, you want to add anything? Ross did a lot of work on Campbell’s.
Ross Glotzbach
Sure. You know, business people, ... as Mason was already talking, we’ve got some different segments here. That’s always a good thing when Wall Street focuses on one segment that’s not doing too great when actually there’s a whole lot of good things going on. Here the segment that’s not doing too great is soup where they have a 60% share and an incredibly high return on capital business but no one can say when it’ll exactly turn around. But again, we have the ability to wait things out. We also have other businesses eventually the market will just realize it itself — Pepperidge Farm, V8, Arnots of Australia. On the people side of things, there was a CEO change. We believe that there were good reasons for that. It’s unfortunate that Doug Conant had to step down, but he had some health issues and also he had reached the magical 10 year period. We know that since he’s announced that, good things have continued to happen. Last quarter they were buying in shares at a 15% pace — that’s excellent. And then on price, we’re not going to go into exact values, but no one would hesitate that V8, Pepperidge Farm, Arnots, some international stuff are all great. If you give those a high teens free cash flow multiple which seems very doable, the soup business, it’s at a single digit FCF multiple. You’re paying that in the market, and paying that for something that has a 60% share, 30% returns on capital — pretty good.
Q: Talk a little bit about your partial sale of your position in Dell and your subsequent purchase of call options and if you could talk a little bit about the opportunity in HRT.

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Mason Hawkins
Staley, you want to talk about Dell and, just to summarize, we bought deep in the money calls on Dell, $8 strike price, and we’re happy we did. It’s got a very long fuse on it, and because of the very low interest rate environment, it cost very little to do this. In a sense, we were investing the $15 or so billion that are held on the balance sheet at Dell. They’re very overcapitalized, and this just got them to basically a more fully invested position on a look-through basis for us.
Staley Cates
Those are the high points. They’re incredibly cheap as we’ve talked about on a $16 or so stock with $6 per share in net cash, we’re paying $10 per share for the business. We’ve said that over and over. So then it’s a function of you’re not just a Fort Knox balance sheet; you’re actually in way too much cash. The reason is that some of their cash is trapped offshore so they can’t buy in stock right away, or they would and they’ve proven that. So what we’ve done is, in effect, do that for ourselves. In other words, this math takes them from having all this net cash to levering up [our exposure] through an option. But that leverage just really gets them to being like a debt free company, so it’s almost the same math roughly, as if they took their cash, bought their stock back, and what that would change for your current price to value, and your expected value growth. We’ve really just done the exact same math, by putting it in option form. So it’s a totally different reason than Colgate Palmolive. It’s just kind of a coincidence that both things happened. Lastly, as Mason said, that’s all possible because you get incredibly favorable financing cost which is a function of today’s insane financing rates, but we get to lock those in for the whole period of the long haul.
Ken Siazon
Did you want me to talk about HRT? So the opportunity in HRT is really partnering with one of the best geologists in the world, and it’s not, us saying that. We’ve had numerous conversations with industry sources to validate that. We’re partnering with a guy who’s the founder of HRT, a big owner, and he is also the guy from Petrobras who basically predicted that there are billions of barrels of oil deep under the salt layer offshore. I think the opportunity is actually multi-fold, and I can go on for a long time. Let me just put it in that the risked total resource as kind of calculated by independent technical consultants, DeGolyer & MacNaughton, is about 6 billion barrels of resource. The unrisked resource is 30 billion, so that is based on an assessment of just one-third of the area in Brazil. In those areas that HRT has, Petrobras actually has producing fields that have been producing light oil for a few decades. The opportunity is really the risked 6 to unrisked 30, but we’re also talking about an opportunity of evaluating the one-third of the acreage in Brazil that has not been evaluated at all. Same deal with Namibia, but the opportunity, the magnitude, is even larger in Namibia.

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Mason Hawkins
From a historical standpoint, if you go back to our early history in the late 70s, early 80s, we were successful in buying energy companies at big discounts to their leased acreage in their potential reserve base. In the case of HRT, on business, people, and price, obviously Marceo Mello, we think, is one of the smartest guys in the business. He had and led a consulting firm that sold their data and their research and their geological-geophysical engineering knowledge to a number of world energy companies that discovered significant reserves. He was probably the single most responsible person in Brazil for finding the multi-billion barrels of reserves offshore, and he and his former team moved to create HRT. Ken was saying, their lease acreage position is second-to-none onshore Brazil in the Amazon-Solimoes basin. I think that it’s one of the most exciting investments Southeastern’s had in its history. We have to wait and see. They are dragging seismic cable all over offshore Namibia where their lease acreage position is the largest. As you know, South America and Africa used to be connected, and when these two continents drifted apart, the brilliant geophysicists and geologists believe that the geology is the same offshore Namibia as offshore Brazil. But only drill bits will give you the final answer. Even if that’s [Namibia] not a successful undertaking, onshore Brazil certainly, we believe, has substantially more reserves than the $4 billion net market cap of the company. It’s a debt free company. We are very anxious to see what 2011, 12, 13 turn up.
Staley Cates
There’s one other thing worth mentioning for our International Fund holders, which is International Fund’s long-term record is fantastic. It is not so good year to date. HRT is actually a big part of that. The reason we’re not worried in the least, (thanks to Ken and Josh, we have a fantastic gain to date in HRT) but in the last couple of months, some lockups expired for some of their founding shareholders, so they had some early investors where this thing did so well coming out of the gate that it is a huge overweight in those Funds. Those Funds don’t believe any less in it than we do, but they are basically having to sell. The recent tickertape on HRT is very weak, but you can tell what we think of the long term. That’s part of our problem here today, and that’s part of the future opportunity that Mason mentioned.
Mason Hawkins
It came public at 1.200 real, it went to 2,200. It’s been all over the lot. It’s the kind of schizophrenia that we just yearn to have so that we can take advantage of some of these hedge funds that are having to regurgitate because they’re overweighted. Anybody else? Well, wait — yes, sir - on the front here.
Q: (no microphone) Thank you for your good work and stewardship over the years, it’s been a good ride. My question is directed to the International Fund. Are there any positions that in the ... in the part of the world called the New Europe ... ... serious consideration ... former Soviet Block like Czech Republic or that part of the world, there’s a tremendous untapped potential?

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Mason Hawkins
The question is, are there any opportunities in Eastern Europe, former Soviet countries. We’re very much invested in those countries via a number of our investees that have operations in those areas that sell product there, sell services, but yet may not be located in those specific geographies. Scott, you want to talk a little bit about it?
Scott Cobb
Sure. I think that there’s tremendous opportunity. Think of a place like Poland, and you imagine Poland 20 years from now. I think it will amaze everybody in this room, the kind of economy that will exist there. As Mason mentioned, we do have this, I guess you would say derivative exposure. I mentioned Ferrovial. They own 65% of a company called Budimex, which is the largest construction firm in Poland. It’s publicly traded, and that’s again the opportunity when everybody sort of says Ferrovial is a Spanish construction company, and they ignore the 65% ownership of Budimex, which incidentally, Q1 to Q1 last year, grew top line at 62%. So that’s the kind of growth we’re seeing. There are tremendous opportunities, but you have to weigh that preservation of capital and the margin of safety when you’re looking at these countries. When I look at them, I’m more comfortable today owning that exposure through a company like Ferrovial or ACS, which also owns a Polish construction company incidentally, than going directly into those countries. But it’s something we look at literally every day. It’s a place to make money over the next 15 – 20 years. If you have ideas, please send them.
Mason Hawkins
We’ll do the work. Okay, well thank you all for being such great shareholders. (applause)